

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 11, 2007

Robert L. Friedman
Chief Administrative Officer and Chief Legal Officer
The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154

Re: **The Blackstone Group L.P.**
Amendment number 1 to Registration Statement on Form S-1
Filed on May 1, 2007
File No. 333-141504

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We may have further comments when you provide the information and/or disclosures requested by prior comments 44, 45, 47, 50, 51, 52, 53, 54, 55, and 91 in our letter dated April 19, 2007. Our review of these responses could require substantial time in future amendments.

2. We observed that your notes to the unaudited consolidated financial statements comments on the de-consolidation of certain investment funds pursuant to EITF 04-5. Could you please describe the impact, if any, that the de-consolidation of the investment funds will have with regard to your and your accountant's analysis of entities that are considered an "affiliate of

the audit client" [2-01(f)(4)], also referred to as a "restricted entity", for purposes of applying the auditor independence rules promulgated in Rule 2-01 of Regulation S-X.

Summary, page 1
Blackstone, page 1

3. We note your revised disclosure pursuant to comment 15 of our letter dated April 19, 2007. Please revise further to give a numeric example of what carried interest means.

Tax Consequences, page 5

4. We note your revised disclosure pursuant to comment 11 of our letter dated April 19, 2007. Please revise further to disclose the tax consequences to investors in plain English.

Charitable Contributions, page 9

5. We note your revised disclosure pursuant to comment 18 of our letter dated April 19, 2007. We reissue this comment. You should elaborate on the policies you have or will implement that relate to charitable contributions. For example, discuss how the charities will be selected and by whom, and often you expect to make charitable donations and how you will determine what amount to contribute.

Use of Proceeds, page 18

6. We note your response to prior comments 23 and 24. In a similar manner to your response, please disclose that the purchase price will be equal to the public offering price per common unit (net of underwriting discounts) as well as that you intend to use all of the remaining proceeds in the offering to purchase new-issued Blackstone Holdings partnership units substantially concurrently with the consummation of the offering.

Exchange Rights of Holders of Blackstone Holdings Partnership Units, page 21

7. As you discussed in your response to prior comment 26, please disclose that one of each of the partnership units in the Blackstone Holdings entities are, together, exchangeable into a partnership unit in The Blackstone Group L.P. This disclosure should clarify, if true, that the exchange cannot occur if the holder is not willing to give one of each of their units in each of the five Blackstone Holdings partnerships. Please provide this disclosure here and elsewhere in the filing where you discuss the exchange rights.

8. We note your response to prior comment 35. In exchange for the contribution of their interests in the contributed businesses, the existing owners will receive units in each of the five Blackstone Holdings partnerships. Please clarify what type of equity instruments in the contributed businesses each of the existing owners will need to exchange for the units in each

of the five Blackstone Holdings partnerships. For each of these equity instruments, please provide us with an analysis of all of the issuances since October 1, 2006. For each issuance, please tell us:
- the parties issued to, including whether they are related parties;
- the purpose of the issuance;
- the nature of any consideration received;
- the value of these instruments; and
- how you accounted for these instruments.

Summary Historical Financial and Other Data, page 24

9. Please also present your cash flows from investing and financing activities for each period.

We intend to pay regular distributions to our common unitholders…, page 55

10. We note your revised disclosure pursuant to comment 41 of our letter dated April 19, 2007. Please revise further to quantify and state the minimum level of partners' capital that your revolving credit facility requires you to maintain.

Deconsolidation of Blackstone Funds, page 66

11. We note your response to prior comment 36. Please provide us with a summary of which entities you determined to be voting interest entities versus those entities that you determined to be variable interest entities. Please identify the variable interest entities for which you determined that you were not the primary beneficiary.   In this summary listing, please identify the entities for which you will be granting new rights to third party investors.

12. It appears that the granting of new rights to third party investors of the Contributed Businesses will require changes in the contractual arrangements with these investors. For the entities in which you will be granting new rights and for which you previously determined should be treated as voting interest entities, please tell us what consideration you gave as to whether the granting of these new rights and corresponding changes to any arrangements would qualify as reconsideration events pursuant to paragraph 7 of FIN 46 (R). If so, tell us the results of this analysis and whether you determined it was appropriate to continue to treat these as voting interest entities. In a similar manner, please address whether these new rights and corresponding changes to any arrangements qualified as reconsideration events pursuant to paragraph 15 of FIN 46 (R) in determining whether you are the primary beneficiary of any additional variable interest entities.

13. You state that you determined you were not the primary beneficiary of a fund as you and your affiliates do not hold greater than 50% of the partnership interest in the fund. Please also confirm that you determined that you do not absorb a majority of the expected losses

and receive a majority of the expected residual returns in determining it was appropriate not to consolidate pursuant to paragraph 14 of FIN 46(R).

Holding Partnership Structure, page 70

14. Please revise to explain in more detail the material features of an UPREIT structure and how these features will be incorporated into your structure.

Unaudited Pro Forma Financial Information, page 78

15. We may have further comments once the unaudited pro forma financial information, capitalization table, dilution table and other blanks throughout the filing are filled in.

Management's Discussion and Analysis, page 94

16. We note your response to prior comment 57. Please also quantify the impact of each factor when multiple factors contribute to material fluctuations in your combined results of operations. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K.

17. We note your response to prior comment 58. Please discuss the business reasons for changes in net gains from investment activities on a combined basis.

18. It does not appear that the additional discussion you provided regarding net gains from investment activities on a segment basis adequately addresses all of the business reasons for changes. For example, there appear to be significant acquisitions and investments made in certain segments, including the real estate segment. Please disclose the quantitative impact of these significant acquisitions and investments. In addition net gains from investment activities in the corporate private equity segment decreased from 2005 to 2006. Your discussion refers to the sectors in each year that led to an increase in investment values without discussing the sectors or reasons for the net decrease in this amount. It also does not appear that you provided quantification of the extent of leverage used from period to period. Please expand your discussion.

19. We note your response to prior comment 61. It does not appear that you discussed the impact of market conditions in the period subsequent to December 31, 2006. Please discuss the impact these conditions are reasonably likely to have on each of your segment's financial results in future periods. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Key Financial Measures and Indicators

Non-Controlling Interests in Income of Consolidated Entities, page 100

20. We note your response to prior comment 59. Adjustment 3(j) to your pro forma statement of financial condition on page 86 is described as an adjustment to record non-controlling interests in consolidated entities to the Blackstone Holdings partnership units to be held by your existing owners after this offering. In light of this, please help us further understand how you determined that the holders of the non-controlling interests related to the Blackstone Holdings partnership units are not participating in any exchange, which is your basis for determining that there is no acquisition of minority interest. Please expand your disclosure to support your basis that it is appropriate to account for these non-controlling interests at historical carry-over basis instead of using the purchase method of accounting.

Liquidity and Capital Resources

Historical Liquidity and Capital Resources, page 114

21. We note your response to prior comment 62. Please also disclose, if true, that since you base your ability to make annual cash distributions on adjusted cash flow from operations, which removes the impact of changes in operating assets and liabilities among other things, you may need to borrow in order to make these cash distributions.

Critical Accounting Policies

Investments, at Fair Value, page 120

22. We note your responses to prior comments 64 and 65. In your table of valuation methodologies, please separately present the percentage of investments valued based on public/private comparables from the percentage of investments valued based on a discounted cash flow methodology.

23. Given that 87% of your total investments as of December 31, 2006 represent assets for which market prices were not readily observable, please expand your quantitative discussion of the potential impact changes in estimates and assumptions used in determining the fair value of your investments could have on your financial condition or operating performance. For example, please discuss what your reported net gains from investment activities and income before taxes for the year ended December 31, 2006 would have been assuming a certain percentage change in key estimates and assumptions. In addition, given that the valuations using the discounted cash flow methodology are not based on any observable or independent type of information, please further enhance your discussion of the significant estimates used in determining the fair values of these investments. This discussion should include a

quantitative sensitivity analysis which discusses the impact of potential changes in your key assumptions, including growth rates, capitalization rates, and discount rates.

Structure and Operation of Our Investment Funds, page 159

24. We note your response to comment 69 of our letter dated April 19, 2007. If material, please include a risk factor related to your "key persons" provisions.

The Historical Investment Performance of Our Investment Funds

Valuation, page 164

25. We note your response to prior comment 74. It does not appear that you provided a discussion of the extent to which leverage was used for each period presented to generate the returns on your funds. Similarly, it does not appear that you provided a discussion of the extent of shorting activities and volatility of your investments. Please expand your discussion accordingly. For any operating metrics used in your explanation, including gross leverage, please disclose how these amounts were determined.

Financial Statements

General

26. Please ensure that your financial statements and corresponding financial information included comply with Rule 3-12 of Regulation S-X.

Notes to the Financial Statements

Note 1. Organization and Basis of Presentation, page F-11

27. We note your response to prior comment 93. Please clearly identify the specific individuals, families, or affiliated groups included in the control group of the combined entities as well as in each individual entity included in your combined financial statements. Please tell us the percentage owned of the combined entities by each member of the control group as well as the percentage owned by the aggregate control group of the combined entities. Please also tell us the percentage owned by each member of the control group in each individual entity included in the combined financial statements as well as the percentage owned by the aggregate control group in each entity.

28. Following the reorganization and this offering, The Blackstone Group L.P. will be a holding partnership and, through wholly-owned subsidiaries, will hold controlling equity interests in five Blackstone Holdings partnerships. Your response states that historically the existing owners have acted as a group pursuant to the provisions of the partnership agreements which

require existing owners to vote in concert. You also state that the existing owners will have similar arrangements prospectively. Please clarify whether the arrangements to vote in concert will be for each of the five Blackstone Holdings partnerships or whether these arrangements to vote in concert will be for The Blackstone Group L.P. For each of these agreements to vote in concert, please clarify when you entered into or intend to enter into each agreement and the duration. Please also tell us where the terms related to voting in concert are included in the Amended and Restated Agreement of Limited Partnership of Blackstone Group L.P., which you provide as Appendix A.

29. Your response includes a list of matters which require the affirmative vote and approval of a majority of the existing owners, voting together, including the founders. Please help us understand why the partnership agreements would specify which matters require the majority of the existing owners voting together instead of stating that all significant matters would require this.

30. We note your response to prior comment 94. You state that in exchange for the contribution of their interests in the contributed businesses, the existing owners will receive partnership units in each of the five Blackstone Holdings, which partnership units may be vested or unvested. It remains unclear how you determined how many units of each of the five Blackstone Holdings entities would be given to each of the existing owners, including whether each owner would receive an equal amount of units in each of the five entities. Please clarify how you determined whether vested or unvested units should be given as well as the exchange ratio used to determine the appropriate number of vested and unvested units to be given. Please clarify if the same exchange ratio was used for all of the existing owners of each entity. If not, please disclose your accounting for any preferential rights given. You state that at the time of the offering, certain selected employees and other individuals will receive IPO Date Awards from The Blackstone Group L.P. in exchange for services to be provided. Please tell us the estimated percentage of units which will be given to these non-existing owners and how you determined the amount of units that should be given to each of these individuals.

31. We note your response to prior comment 95. Please confirm that you have not allocated expenses in your historical income statements in order to reflect the costs of doing business. If expenses have been allocated, please disclose the allocation method used for each material type of cost allocated and management's assertion that the methods used are reasonable.

32. On page 17, you state that you will reimburse your general partner and its affiliates for all costs incurred in managing and operating, and your partnership agreement provides that your general partner will determine the expenses that are allocable to you. There are no ceilings on the expenses for which you will reimburse the general partner and its affiliates. Please tell us whether these costs are reflected in your historical or pro forma financial statements. Please also disclose how the costs to be allocated to you are determined by the general

partner, including whether there is a written agreement specifying how this amount should be determined.

Fund Management Fees, page F-12

33. We note your response to prior comment 97. On page 161, you state that your ability to generate performance fees and incentive fees is an important element of your business and these items have historically accounted for a very significant portion of your income. In light of this, please provide the disclosures previously requested related to the terms of these arrangements that include performance fees, including:
    - The measurement periods for these performance fees (monthly, quarterly, annual);
    - When amounts are paid including whether they are paid at the end of the measurement period; and
    - Whether there are any situations in which you could be required to payback any of the amounts.
    Please also disclose any revenue amounts recorded that are at risk due to future performance contingencies. Refer to EITF D-96.

34. We note your response to prior comment 98. You recorded fees earned from affiliates of $350,576,000 for the year ended December 31, 2006, $126,181,000 for the year ended December 31, 2005, and $147,861,000 for the year ended December 31, 2004. In light of this, please disclose the significant terms of your management contractual agreements separately for affiliates.

Note 3. Investments, page F-17

35. Please separately present the equity securities and equity instruments sections by each type, which would include common stocks, preferred stocks, convertible securities, options purchased, warrants, and short sales. Refer to paragraph 7.16(a)(1) of the AICPA Audit and Accounting Guide on Investment Companies.

36. We note your responses to prior comments 102, 103, and 104. Please confirm that you have disclosed each single investment and derivative contract which constitutes more than 5% of your net assets as of each balance sheet date. Please refer to paragraphs 7.15 through 7.17 of the AICPA Audit and Accounting Guide on Investment Companies as well as the definition of net assets provided by the glossary of this guide. Please disclose, if true, that none of your funds of hedge funds and feeder funds as well as your investments in any affiliate exceeded 5% of your net assets as of any balance sheet date, or provide additional disclosures regarding these investments.

Note 6. Due from Brokers, page F-21

37. We note your response to prior comment 105. Please specifically disclose how you met the criteria of FIN 39 for each of the two prime brokers for which you are presenting the receivables and payables on a net basis.

Note 10. Related Party Transactions

Contingent Repayment Guarantee, page F-26

38. We note your response to prior comment 106. Please expand your discussion of the contingent repayments (clawback obligations) to discuss the terms of these obligations in your notes to the financial statements. Please also provide the disclosures required by EITF D-96 regarding the revenue amounts recorded that are at risk due to these contingent obligations.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Joshua Ford Bennie, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954